UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             CNA SURETY CORPORATION
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                                (Name of Issuer)


                          Common Stock, $.01 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   12612L1008
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                                 (CUSIP Number)



Jonathan D. Kantor, Esq.      with copies to:            and:
Senior Vice President,        Robert A. Rosenbaum, Esq.  John T. Kramer, Esq.
General Counsel and Secretary Dorsey & Whitney LLP       Dorsey & Whitney LLP
Continental Casualty Company  Pillsbury Center South     Pillsbury Center South
CNA Plaza                     220 South Sixth Street     220 South Sixth Street
Chicago, Illinois 60685       Minneapolis, MN 55402      Minneapolis, MN 55402
(312) 822-1384                (612) 340-5681             (612) 340-8702
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  May 26, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)       Name of Reporting Person:          Continental Casualty Company
         SS or IRS Identification           36-2114545
         Nos. of Above Persons:

2)       Check the Appropriate Box                   (a)           (b)  X
         If A Member of  Group
         (See Instructions)

3)       SEC Use Only

4)       Source of Funds

5)       Check Box If Disclosure of
         Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)

6)       Citizenship or Place of Organization        Delaware

         Number of                 (7)  Sole Voting Power                  0
         Shares
         Beneficially Owned        (8)  Shared Voting Power       26,283,458 (1)
         by Each Reporting
         Person With:              (9)  Sole Dispositive Power             0

                                   (10) Shared Dispositive Power: 26,283,458 (1)

11)      Aggregate Amount Beneficially                            26,283,458 (1)
         Owned by Each Reporting Person

12)      Check if the aggregate Amount in Row (9)
         Exclude Certain Shares (See Instructions)

13)      Percent of Class Represented
         By Amount in Row 9                                       61.3% (1)

14)      Type of Reporting
         Person (See Instructions)                                IC


     (1) Continental Casualty Company owns 9,754,692 shares directly through its subsidiary National Fire Insurance Company of Hartford and 7,857,938 shares indirectly through its subsidiary American Casualty Company of Reading, Pennsylvania. The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. Continental Casualty Company and its direct and indirect parent companies, each specifically disclaims beneficial ownership of the securities held by its subsidiaries.

1)       Name of Reporting Person:          CNA Financial Corporation
         SS or IRS Identification           36-6169860
         Nos. of Above Persons:

2)       Check the Appropriate Box                   (a)           (b)  X
         If A Member of  Group
         (See Instructions)

3)       SEC Use Only

4)       Source of Funds

5)       Check Box If Disclosure of
         Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)

6)       Citizenship or Place of Organization        Delaware

         Number of                 (7)  Sole Voting Power                  0
         Shares
         Beneficially Owned        (8)  Shared Voting Power       27,096,347 (2)
         by Each Reporting
         Person With:              (9)  Sole Dispositive Power             0

                                   (10) Shared Dispositive Power: 27,096,347 (2)

11)      Aggregate Amount Beneficially                            27,096,347 (2)
         Owned by Each Reporting Person

12)      Check if the aggregate Amount in Row (9)
         Exclude Certain Shares (See Instructions)

13)      Percent of Class Represented
         By Amount in Row 9                                       63.2% (2)

14)      Type of Reporting
         Person (See Instructions)                                HC


     (2) CNA Financial Corporation holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts: Continental Casualty Company (9,754,692 shares), National Fire Insurance Company of Hartford (8,670,828 shares), American Casualty Company of Reading Pennsylvania (7,857,938 shares), Continental Insurance Company (270,963 shares), and Firemen's Insurance Company of Newark, New Jersey (541,926 shares). The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

1)       Name of Reporting Person:          Loews Corporation
         SS or IRS Identification           13-2646102
         Nos. of Above Persons:

2)       Check the Appropriate Box          (a)           (b)  X
         If A Member of  Group
         (See Instructions)

3)       SEC Use Only

4)       Source of Funds                    AF

5)       Check Box If Disclosure of
         Legal Proceedings Is Required
         Pursuant To Items 2(d) Or 2(e)

6)       Citizenship or Place of Organization        Delaware

         Number of                 (7)  Sole Voting Power                  0
         Shares
         Beneficially Owned        (8)  Shared Voting Power       27,096,347 (3)
         by Each Reporting
         Person With:              (9)  Sole Dispositive Power             0

                                   (10) Shared Dispositive Power: 27,096,347 (3)

11)      Aggregate Amount Beneficially                            27,096,347 (3)
         Owned by Each Reporting Person

12)      Check if the aggregate Amount in Row (9)
         Exclude Certain Shares (See Instructions)

13)      Percent of Class Represented
         By Amount in Row 9                                       63.2% (3)

14)      Type of Reporting
         Person (See Instructions)                                HC


     (3) Loews holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts:
Continental Casualty Company (9,754,692 shares), National Fire Insurance Company of Hartford (8,670,828 shares), American Casualty Company of Reading Pennsylvania (7,857,938 shares), Continental Insurance Company (270,963 shares), and Firemen's Insurance Company of Newark, New Jersey (541,926 shares). The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

     This Amendment No. 1 (the "Amendment") amends the statement on Schedule 13D filed by Continental Casualty Company ("Continental"), CNA Financial Corporation ("CNAF") and Loews Corporation ("Loews") with the U.S. Securities and Exchange Commission on March 24, 2000.

Item 4.        Purpose of Transaction.

     On May 26, 2000, Continental, CNAF and Loews (collectively, the "Reporting Persons") informed CNA Surety Corporation (the "Company") that the Reporting Persons do not intend to pursue a proposed tender offer to acquire the remaining equity interests of the Company not currently owned by the Reporting Persons. A copy of the press release is attached as Exhibit C. Continental and its subsidiaries and the other insurance subsidiaries of CNAF that own shares of CNA Surety Corporation may review their respective positions of CNA Surety Corporation shares from time to time and may acquire additional shares depending upon market conditions or other factors existing at the time of such review resulting in increases or decreases in their respective positions.


Item 7. Material to be Filed as Exhibits.

                *Exhibit A          Press Release dated March 20, 2000

                *Exhibit B          Joint Filing Agreement

               **Exhibit C          Press Release dated May 26, 2000

*    Previously filed

**   Filed herewith

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                            May 31, 2000



                          CONTINENTAL CASUALTY COMPANY



                            By:     /s/Jonathan D. Kantor
                                    ---------------------
                            Name:   Jonathan D. Kantor
                            Title:  Senior Vice President, General Counsel and
                                    Secretary


                            CNA FINANCIAL CORPORATION


                            By:     /s/Jonathan D. Kantor
                                    ---------------------
                            Name:   Jonathan D. Kantor
                            Title:  Senior Vice President, General Counsel and
                                    Secretary




                            LOEWS CORPORATION



                            By:     /s/Barry Hirsch
                                    ---------------------
                            Name:   Barry Hirsch
                            Title:  Senior Vice President and Secretary

                                  EXHIBIT INDEX



        *Exhibit A                  Press Release dated March 20, 2000

        *Exhibit B                  Joint Filing Agreement

       **Exhibit C                  Press Release dated May 26, 2000



*   Previously filed
**  Filed herewith

                                    Exhibit C


                                   CNA Plaza                 Media:
                                   Chicago, IL 60685         Clark Walter
                                                                    312-822-1454

                                                                       Analysts:
                                                             Donald P. Lofe, Jr.
                                                                    312-822-3993
CNA
For All the Commitments You Make


NEWS


CNA Withdraws Proposed Cash Tender Offer
For All Shares of CNA Surety

CHICAGO, IL., May 26, 2000 - CNA Financial Corporation (NYSE: CNA) announced today that Continental Casualty Company (CCC), a wholly owned subsidiary, has withdrawn its proposal to acquire by tender offer the shares of CNA Surety Corporation (NYSE: SUR) not already owned by CCC and its affiliates.

CNA described its March 20 proposal as a move consistent with the company's intention to sharpen its strategic focus on serving businesses. The $13 per share price then represented a 17.4% premium over CNA Surety's average closing price for the past 30 trading days of $11.07 per share.

Based on sharply rising stock prices across the property-casualty insurance sector, CNA has determined that market conditions are no longer favorable for pursuing its previously announced intention of making a cash tender offer for shares of CNA Surety common stock. Although CNA was prepared to increase its offer, it could not reach an agreement that was both acceptable to CNA Surety and consistent with CNA's rate of return goals. CNA today informed CNA Surety of its decision not to pursue the proposed tender offer. CCC and its affiliates currently own approximately 62 percent of the outstanding shares of CNA Surety common stock.

CNA Financial Corporation is a holding company whose primary subsidiaries are property-casualty and life insurance companies. Collectively, these subsidiaries are CNA, one of the largest insurance organizations in the United States.

                                       ###